

Mail Stop 3561

March 7, 2016

Glenda Flanagan
Executive Vice President and Chief Financial Officer
Whole Foods Market, Inc.
550 Bowie Street
Austin, Texas 78703

> **Re:** **Whole Foods Market, Inc.**
> **Form 10-K for the Fiscal Year Ended September 27, 2015**
> **Filed November 13, 2015**
> **File No. 0-19797**

Dear Ms. Flanagan:

We have reviewed your February 25, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2016 letter.

Form 10-K for the Fiscal Year Ended September 27, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Selling, General and Administrative Expenses, page 21

1. Your response to comment 2 indicates that SG&A expenses correlate to your volume of sales and your store growth and no changes are needed to your current analysis of SG&A expenses. Please tell us in more detail how you concluded there is a direct relationship between revenue and SG&A expenses such that analyzing SG&A expenses as a percentage of revenue fully explains fluctuations in SG&A expenses. As part of your response, please address the following:

- We note your statement that 67% of your SG&A expenses were attributable to store salaries and benefits costs. Please tell us how you considered whether these expenses are fixed within a range per store. Tell us the extent to which a minimum number of employee hours, and therefore a minimum amount of store salaries and benefits costs, are required to operate a given size store regardless of the amount of revenue generated by that store. Similarly, tell us the extent to which there is an upper limit on the amount of store salaries and benefits costs incurred by a single store of a given size regardless of the amount of revenue generated by that store. To the extent that store salaries and benefits costs are more directly related to the number of stores that you operate rather than the dollar amount of revenue that you generate, please tell us how you considered clarifying this to your investors and providing additional analysis of the increase in these expenses beyond your current analysis of SG&A as a percentage of revenue.

- We note that your SG&A expenses include marketing. We further note from disclosures in your filing that your advertising expense increased approximately 12% in fiscal 2014 and 41% in fiscal 2015. Please tell us in more detail how you concluded marketing expenses are directly related to the dollar amount of your revenue and no additional disclosure was needed to explain the increase in these expenses.

- We note that your SG&A expenses include corporate and regional administrative support costs. Please tell us the dollar amount of these costs for each of fiscal 2013, 2014 and 2015. Also tell us in more detail how you concluded these expenses are directly related to the dollar amount of your revenue as opposed to being fixed or fixed within a range based on the number of stores that you operate. To the extent that these expenses are fixed or fixed within a range, please tell us how you considered clarifying this to your investors and providing additional analysis of any fluctuations in these expenses that do not directly correlate with the fluctuation in your revenue.

Liquidity and Capital Resources and Changes in Financial Condition, page 23

2. We note your response to comment 3. You state that net income and depreciation and amortization were the only material drivers of cash flows from operations. Please provide a more informative analysis on depreciation and amortization. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Item 1 of Section IV.B of SEC Release No. 33-8350.

<u>Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, page 27</u>

3. We note your response to comment 4 and your revised disclosure that changes in forecasts related to future net sales and comparable store sales could significantly change the amount of impairment you record. In light of this, tell us how you considered providing a quantitative or qualitative sensitivity analysis related to changes in the forecast assumptions as part of your proposed disclosure.

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>(3) Fair Value Measurements, page 44</u>

4. We note your response to comment 6. Please revise your disclosure here or in another appropriate location in your financial statements to clarify that the assets impaired in fiscal 2015 were written down to a fair value of zero at the measurement date as opposed to being partially impaired. We believe this provides important information to your investors. See ASC 820-10-50-2(a).

<u>(5) Property and Equipment, page 45</u>

5. We note your response to comment 7. While your proposed disclosure provides an explanation of how an impairment is calculated, you do not appear to have provided, either here or in the disclosure in Note 3 that you cross-reference, a description of the facts and circumstances leading to your impairments. Please revise to more fully comply with ASC 360-10-50-2(a) by describing the fact and circumstances that led the estimated future cash flows, including comparable store sales projections, to decline below the carrying value of the assets.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Melissa Blume, Staff Accountant at (202) 551-7128 or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products